UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

PAR Technology Corporation
(Exact name of registrant as specified in its charter)

Delaware	1-09720	16-1434688
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413-4991
(Address of Principal Executive Offices) (Zip Code)

Cathy A. King, Vice President & General Counsel (315) 738-0600
Name and Telephone Number Including Area Code of the Person to Contact in Connection With This Report

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 -  Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

PAR Technology Corporation (the “Company”) has filed a Conflict Minerals Report which appears as Exhibit 1.01 hereto and is publicly available at: https://www.partech.com/about-us/investors/sec-filings/.

Item 1.02  Exhibit

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto.

Section 2 -  Exhibits

Item 2.01  Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PAR TECHNOLOGY CORPORATION
(Registrant)

Date: May 31, 2019	/s/ Bryan A. Menar
Bryan A. Menar
Chief Financial and Accounting Officer
(Principal Financial Officer)

Exhibit 1.01

PAR Technology Corporation

Conflict Minerals Report

For The Reporting Period January 1, 2018 through December 31, 2018

This Report has been prepared pursuant to Rule 13p-1 and Form SD under the Securities Exchange Act of 1934, as amended (the “Rules”), for the reporting period of January 1, 2018 through December 31, 2018 (the “Reporting Period”).  The Rules impose certain reporting obligations on Securities and Exchange Commission (“SEC”) registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. The minerals covered by the Rules are columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (collectively, “Conflict Minerals”), the trade in which sometimes benefits armed groups operating in the Democratic Republic of the Congo or an adjoining country, (consisting of Angola, the Republic of the Congo, Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, and Zambia) (collectively, the “Covered Countries”).

Company Overview

PAR Technology Corporation, together with its subsidiaries (“we,” “us,” “our”), through its wholly-owned subsidiaries - ParTech, Inc. and PAR Government Systems Corporation - operates in two distinct reporting segments, Restaurant/Retail and Government.  Our Restaurant/Retail segment provides point-of sale (“POS”) technology solutions, including cloud-based, software-as-a-service Brink POS and on-premise POS PixelPoint solutions; POS hardware platforms; and installation, technical, and maintenance support services. Our Government segment provides intelligence, surveillance, and reconnaissance solutions and mission systems support.

Products

We have determined that certain Conflict Minerals were necessary to the functionality of certain of our hardware products that were manufactured during the Reporting Period (the “Covered Products”). We contract with third parties to manufacture our Covered Products, which are: point-of-sale terminals, temperature measuring devices, printed circuit board assemblies, video controllers, and docking stations.

Conflict Minerals Supply Chain

There are multiple tiers between us, our contract manufacturers and the source(s) of any Conflict Minerals contained in our Covered Products. Because we do not purchase Conflict Minerals directly from the mines, smelters or refiners, we rely on our contract manufacturers to report on their direct suppliers and provide information regarding the origin of any Conflict Minerals that may be contained in our Covered Products.

Reasonable Country of Origin Inquiry (“RCOI”)

We conducted a good faith RCOI for the Conflict Minerals included in our Covered Products. We designed our RCOI, in accordance with the Rules and related guidance provided by the SEC, to determine whether any of the Conflict Minerals contained in the Covered Products originated in the Covered Countries and/or whether any of such Conflict Minerals came from recycled or scrap sources.  We conducted this RCOI by requesting that our contract manufacturers submit information identifying whether the products, materials or components supplied to us contained Conflict Minerals from a Covered Country. We asked that our contract manufacturers provide their responses on the Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (“CMRT”). The CMRT is a free, standardized reporting template developed by the RMI that facilitates the transfer of information through the supply chain regarding mineral country of origin and smelters and refiners being utilized.

We reviewed all of the CMRT questionnaires received from our contract manufacturers, and, based on those results, had reason to believe that certain of the Conflict Minerals used by certain of the contract manufacturers may have originated from a Covered Country. Accordingly, we conducted due diligence in respect of those contract manufacturers who indicated that they may have sourced Conflict Minerals from a Covered Country.

Due Diligence Process

A cross-functional team consisting of members of our engineering and purchasing departments reviewed our product offerings to determine which suppliers provide us with contract manufactured products that may contain Conflict Minerals. We used the CMRT as a tool for obtaining information from our contract manufacturers and suppliers to identify and assess risks in our supply chain. Where information was incomplete, we followed up with our contract manufacturers and suppliers in an effort to obtain sourcing information. We do not have direct contractual relationships with smelters and refiners; instead, we rely on our contract manufacturers to gather and provide specific information regarding smelters.

Two of our suppliers provided responses indicating that the Conflict Minerals used in their products may have been sourced from a Covered Country, but from a smelter or refiner listed as “conformant” by the Responsible Minerals Initiative, an initiative founded by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative, which provides a standardized method for companies to collect information from their suppliers regarding the presence, use, source and chain of custody of Conflict Minerals (all conformant smelters are identified at http://www.responsiblemineralsinitiative.org/conformant-smelter-refiner-lists/).

We encountered the following challenges in obtaining and analyzing the responses we received on the CMRT:

•	We are dependent on information received from our contract manufacturers and their suppliers to conduct our due diligence;
•	The information that our contract manufacturers provided to us was not always complete;
•	Our contract manufacturers have a varied supplier base with differing levels of resources and sophistication, and many of their suppliers are not themselves subject to the Rules; and
•
Most of our contract manufacturers provided responses on a company wide basis rather than on the basis of the products supplied to us and, as a result, we are unable to determine which, if any, of the smelters and countries of origin listed in their responses were the actual source of the Conflict Minerals contained in our Covered Products.

Future Due Diligence and Risk Mitigation

Our due diligence efforts included and will continue to include (i) identifying Covered Products, (ii) communicating with our contract manufacturers to maintain accurate records of requests for information and the corresponding responses and (iii) reviewing the responses of our contract manufacturers and following up on incomplete or insufficient information.  As part of our ongoing commitment to meet our obligations under the reporting requirements of the Rules, in 2019, we intend to (i) work with contract manufacturers who provide incomplete or insufficient information in an effort to obtain complete and accurate information; (ii) work with all of our contract manufacturers to have them provide product-specific information and responses that identify materials down to the smelter and countries of origin of the Conflict Minerals; (iii) engage in education and training of employees who are involved in the selection of contract manufacturers; and (iv) adopt a Conflict Mineral policy. In general, we plan to enhance our due diligence process within the supply chain with the goal of mitigating the risk that the Conflict Minerals used in our Covered Products are from Covered Countries or could benefit armed groups in Covered Countries.  We intend to meaningfully engage with our contract manufacturers to acquire accurate and complete information about our supply chain.  Our goal is to implement policies that ensure responsible sourcing of material and require our existing and future contract manufacturers to avoid sourcing Conflict Minerals from the Covered Countries.

Forward-Looking Statements

This Conflict Minerals Report (the “Report”) contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”), Section 27A of the Securities Act of 1933, as amended ("Securities Act"), and the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical fact contained in this Report are forward-looking statements, including without limitation, our ability to improve our due diligence processes and engage more productively with our current contract manufacturers as well as any future contract manufacturers. Forward-looking statements are generally identified by words such as “anticipate”, “believe,” “belief,” “continue,” “could”, “expect,” “estimate,” “intend,” “may,” “opportunity,” “plan,” “should,” “will,” “would,” “will likely result,” and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, which could cause our actual results to differ materially from those expressed in, or implied by, the forward-looking statements. Factors that could cause or contribute to such differences may include, but are not limited to, those discussed in our Annual Report on Form 10-K as filed on March 18, 2019, and subsequent reports filed with the SEC, as well as other documents that may be filed by us from time to time with the SEC. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities law.